Issuer Free Writing Prospectus dated October 20, 2009

Supplementing the Preliminary Prospectus dated October 20, 2009

Filed pursuant to Rule 433

Registration No. 333-151822

AGA MEDICAL HOLDINGS, INC.

This free writing prospectus is being filed to advise you of the availability of a revised preliminary prospectus, dated October 20, 2009 (the “Preliminary Prospectus”), included in Amendment No. 12 to the Registration Statement on Form S-1 (File No. 333-151822) of AGA Medical Holdings, Inc., as filed with the Securities and Exchange Commission on October 20, 2009 (as so amended, the “Registration Statement”), and to provide you with a hyperlink to the current version of the Registration Statement. This free writing prospectus relates only to the securities described in the Registration Statement, is only a summary of the changes included in the revised Preliminary Prospectus and should be read together with the revised Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors,” before deciding to invest in the securities described below.

Revised Proposed Terms of Initial Public Offering

Common stock offered by AGA	6,976,000 shares

Common stock offered by the selling stockholders	6,774,000 shares

Common stock to be outstanding after this offering	50,236,834 shares (or 52,299,334 if the underwriters exercise in full their option to purchase additional shares to cover overallotments, if any)

Common stock ownership

Upon completion of this offering, the WCAS Stockholders and the Gougeon Stockholders will beneficially own approximately 51.7% and 21.0%, respectively, of our outstanding common stock (approximately 49.6% and 20.2%, respectively, if the underwriters’ overallotment option is exercised in full). Our executives, directors and principal stockholders, including the WCAS Stockholders and the Gougeon Stockholders, will beneficially own, in the aggregate, approximately 72.0% of our outstanding common stock (approximately 69.2% if the underwriters’ overallotment option is exercised in full).

Initial public offering price range	$15.00 to $16.00 per share.

Use of proceeds	Assuming the shares are offered at the

$15.50 price per share, the midpoint of the initial public offering price range indicated on the cover of the Preliminary Prospectus, we estimate that we will receive net proceeds from this offering of approximately $96.3 million, after deducting underwriting discounts and commissions and other estimated expenses (or approximately $126.2 million if the underwriters exercise in full their option to purchase additional shares to cover overallotments, if any). We will not receive any of the proceeds from the sale of shares by the selling stockholders.

As a result of the decrease in the initial public offering price and number of shares being sold by us, and the corresponding decrease in the amount of net proceeds received by us, we will not receive sufficient proceeds from this offering to pay accrued and unpaid dividends on our Class A common stock and Series A and Series B preferred stock. Instead, immediately prior to completion of this offering, such accrued and unpaid dividends will be converted into shares of our common stock at the public offering price less the underwriting discount.

We intend to use $25.0 million of our net proceeds from this offering to repay indebtedness outstanding under our revolving credit facility. We intend to use $50.0 million of our net proceeds from this offering to prepay the principal amount of our 10% senior subordinated PIK notes due 2012 that were issued in the 2005, or the 2005 notes. In addition, we will use a portion of our net proceeds from this offering to pay accrued and unpaid interest on the 2005 notes and our 10% senior subordinated PIK notes due 2012 that were issued in 2009, or the 2009 notes. If the underwriters exercise their option to purchase additional shares to cover overallotments, we will use a portion of the net proceeds therefrom to prepay the $15.0 million aggregate outstanding principal amount of the 2009 notes. We intend to use any remaining proceeds for working capital and general corporate purposes.

As adjusted statement of operations data	Based on an offering price of $15.50 per share, the midpoint of the initial public offering price range indicated on the cover of the Preliminary Prospectus, and other revised offering terms, as described herein, as adjusted basic and diluted net income per share for the year ended December 31, 2008 and the six months ended June 30, 2008 would have been $0.28 and $(0.05), respectively. As adjusted basic and diluted weighted average shares for the year ended December 31, 2008 and the six months ended June 30, 2008 would have been 46.5 million and 46.5 million.

As adjusted balance sheet data

Based on an offering price of $15.50 per share, the midpoint of the initial public offering price range indicated on the cover of the Preliminary Prospectus, and other revised offering terms, as described herein, as of June 30, 2009, cash and cash equivalents would have been approximately $30.2 million, working capital would have been approximately $47.2 million, total assets would have been approximately $344.3 million, long-term debt, less current portion would have been approximately $219.4 million and total stockholders’ equity would have been approximately $41.2 million.

Capitalization

As a result of the decrease in the initial public offering price range and other revised offering terms, as described herein, the “Capitalization” section on page 41 of the Preliminary Prospectus has been revised as set forth below.

Dilution

Based on the pro forma as adjusted net tangible book deficit at June 30, 2009 and based on an offering price of $15.50 per share, the midpoint of the initial public offering price range indicated on the cover of the Preliminary Prospectus, the increase in pro forma net tangible book value attributable to existing investors would be $2.71 per share, the pro forma as adjusted net tangible book deficit per share after this offering would be $(3.31) and the dilution per share to new investors would be $18.81 per share (or $18.10 per share assuming that the underwriters’ overallotment option is exercised in full). On a pro forma as adjusted basis as of June 30, 2009, purchasers of shares of our common stock in this offering will have contributed approximately 37.7% of the aggregate price paid by all purchasers of our common stock, but will only own 27.4% of the shares of our common stock outstanding after this offering. If the underwriters exercise in full their overallotment option to purchase additional shares of our common stock in this offering at the initial public offering price of $15.50 per share, the number of shares of common stock held by new investors will be increased to 30.2% of the aggregate number of shares of common stock outstanding after this offering. See “Dilution” section in the Preliminary Prospectus.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2009 on (1) an actual basis (without giving effect to the 7.15 for 1.00 reverse stock split of our common stock that will occur immediately prior to completion of this offering), (2) a pro forma basis to give effect to:

•      the conversion of accrued and unpaid dividends as of June 30, 2009 on our Class A common stock and Series A and Series B preferred stock into our common stock at the public offering price less the underwriting discount immediately prior to the completion of this offering;

•      the conversion of our Class A and Class B common stock and all of our Series A and Series B preferred stock into our common stock immediately prior to completion of this offering; and

•      the 7.15 for 1.00 reverse stock split of our common stock that will occur immediately prior to completion of this offering, as if each had occurred on June 30, 2009; and

(3) on a pro forma as further adjusted basis to give effect to:

• the sale of 6,976,000 shares of common stock by us at an offering price of $15.50, the midpoint of the initial public offering price range indicated on the cover page of this prospectus; and

• the intended use of the net proceeds received by us in this offering, including to repay debt, as if each had occurred on June 30, 2009.

You should read this table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus, ‘‘Use of Proceeds,’’ ‘‘Selected Consolidated Financial Data’’ and ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations.’’

	As of June 30, 2009
(in thousands, except for number of shares)	Actual	Pro Forma	Pro Forma as Adjusted
Long-term debt, less current portion:
Term loan facility	$196,963	$196,963	$196,963
Revolving credit facility	25,000	25,000	—
Long-term obligations to former distributors, less discounts	9,073	9,073	9,073
Senior subordinated PIK notes payable, less discount	60,384	60,384	13,362
	291,420	291,420	219,398
Series A preferred stock, $0.001 par value; 148,524 shares authorized and 128,524 shares issued and outstanding actual, no shares authorized, issued and outstanding pro forma and pro forma as adjusted	174,014	—	—
Series B preferred stock, $0.001 par value; 1,879 shares authorized and 1,879 shares issued and outstanding actual, no shares authorized, issued and outstanding pro forma and pro forma as adjusted	1,971	—	—

Class A common stock, $0.01 par value; 20,000,000 shares authorized and 6,600,000 shares issued and outstanding actual, no shares authorized, issued and outstanding pro forma and pro forma as adjusted	8,937	—	—
	184,922	—	—
Stockholders’ equity (deficit):
Common stock, $0.01 par value; 340,000,000 shares authorized, 147,000,000 shares issued and outstanding actual, 400,000,000 shares authorized and 42,862,083 issued and outstanding pro forma and 49,837,889 issued and outstanding pro forma as adjusted(1)	1,470	429	498
Class B common stock, $0.01 par value; 35,000,000 shares authorized, 16,000 shares issued and outstanding actual, no shares authorized, issued and outstanding pro forma and pro forma as adjusted	—	—	—
Additional paid-in capital	—	183,327	279,554
Excess purchase price over predecessor basis	(63,500)	(63,500)	(63,500)
Accumulated other comprehensive income	(1,215)	(1,215)	(1,215)
Accumulated deficit	(172,549)	(171,177)	(174,154)
Total stockholders’ equity (deficit)(2)	(237,058)	(52,136)	41,183
Total capitalization(2)(3)	$239,284	$239,284	$260,581

(1)          Number of shares pro forma and pro forma as adjusted reflect the conversion of accrued and unpaid dividends on our Class A common stock and Series A and Series B preferred stock as of June 30, 2009 into our common stock at the public offering price less the underwriting discount.  Based on accrued and unpaid dividends as of the anticipated closing date of this offering, we will have 43,260,834 shares of our common stock outstanding on a pro forma basis and 50,236,834 shares of our common stock outstanding on a pro forma as adjusted basis.

(2)          Each $1.00 increase (decrease) in the assumed offering price per share would increase (decrease) our total capitalization and stockholders’ equity (deficit) by approximately $6.5 million.

(3)          Total capitalization consists of long-term debt, less current portion, redeemable equity (Series A and Series B preferred and Class A common stock) and stockholders’ equity (deficit).

To review the Preliminary Prospectus, click the following link on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC web site): http://www.sec.gov/Archives/edgar/data/1421419/000104746909009034/a2195002zs-1a.htm

OUR CENTRAL INDEX KEY, OR CIK, ON THE SEC WEB SITE IS 0001421419.

AGA MEDICAL HOLDINGS, INC. (“AGA”) HAS FILED A REGISTRATION STATEMENT, INCLUDING A PRELIMINARY PROSPECTUS, WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, FOR THE OFFERING TO WHICH THIS FREE WRITING PROSPECTUS RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PRELIMINARY PROSPECTUS IN THAT REGISTRATION STATEMENT, ANY RELEVANT FREE WRITING PROSPECTUSES AND OTHER DOCUMENTS AGA HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT AGA AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV. ALTERNATIVELY, AGA, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED TOLL FREE AT 1-866-500-5408, CITIGROUP GLOBAL MARKETS INC. TOLL FREE AT 1-800-831-9146, DEUTSCHE BANK SECURITIES INC. TOLL FREE AT 1-800-503-4611, LEERINK SWANN LLC TOLL FREE AT 1-800-808-7525, EXT. 4814 OR WELLS FARGO SECURITIES, LLC TOLL FREE AT 1-800-326-5897.

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